EXHIBIT 99.1

TD Announces Increase to Non-Viability Contingent Capital
AT1 Perpetual Notes Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, July 5, 2024 /CNW/ - The Toronto-Dominion Bank ("TD") (TSX: TD) (NYSE: TD) today announced that it intends to issue a S$60 million second tranche of its Fixed Rate Reset Perpetual Subordinated Additional Tier 1 Capital Notes, Series 2023-9 Non-Viability Contingent Capital (NVCC) (the “AT1 Perpetual Notes”). The second tranche will carry the same terms and conditions as the original issue announced on July 2, 2024, including the expected closing date of July 10, 2024.

OCBC and TD Securities are the joint book-running managers on the second tranche issue.

The AT1 Perpetual Notes have not been, and will not be, registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration under the Securities Act or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or in any other jurisdiction where such offer or solicitation would be unlawful.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 17 million active online and mobile customers. TD had CDN$1.97 trillion in assets on April 30, 2024. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

SOURCE TD Bank Group

For further information:
Brooke Hales, Vice President, Investor Relations, 416-307-8647; Elizabeth Goldenshtein, Senior Manager, Corporate and Public Affairs, Media Relations, 416-994-4124